Contact

www.linkedin.com/in/ryan-mccredie-57750040 (LinkedIn)
www.countycorkconsulting.com (Company)

Top Skills

Intelligence Analysis
Intelligence
Analysis

Certifications

Six Sigma - Yellow Belt

Honors-Awards

Outstanding Performance (Paid)
Outstanding Performance (Paid)
Collaboration Award
SPOT Award

Ryan McCredie

Director of AML Operations: Compliance at Empower Retirement
Denver Metropolitan Area

Summary

Director of AML Operations: Compliance

Extensive regulatory and compliance background with both private sector and federal government experience.

15 years' experience conducting intelligence analysis, working with the NSA, Treasury (OFAC), and other government agencies.

10 years' experience leading successful financial crime prevention teams.

Experience

Empower Retirement
Director of AML Operations: Compliance
December 2019 - Present (2 years 5 months)
Greenwood Villlage

County Cork Consulting, LLC
CEO
November 2014 - Present (7 years 6 months)
Littleton, Colorado

Business Consultancy Firm which specializes in broad business principals for small businesses. County Cork Consulting provides trusted and tailored solutions to the myriad of issues facing small businesses. County Cork Consulting is veteran owned and has developed solutions for businesses based on what we consider to be the essential pillars of business: Operations, Strategy and Sales, Marketing and Branding, and Finance.

TIAA
4 years 3 months

Senior Business Integration Consultant (AML/Fraud)
July 2018 - December 2019 (1 year 6 months)

Denver, Colorado

AML/Fraud Business Management
April 2016 - July 2018 (2 years 4 months)
Greater Denver Area

Responsible for budget tracking, AML/Fraud tool implementations (liaison to the Enterprise Financial Crimes Program), continuous improvement, documentation upkeep, audit preparation (internal and external) and external vendor issues. Additional responsibilities include management of the Client Intelligence Unit's business plan, capacity planning, project management and readiness, and resource models.

Sr. BA AML and Sanctions/Enterprise Financial Crime Prevention Project Manager (Consultant)
October 2015 - April 2016 (7 months)
Denver, Colorado

Project Manager for the Enterprise Financial Crimes Program transformation team, leading a corporate wide effort to establish and maintain compliance with federal AML/BSA regulations across multiple business lines and products. Responsible for tracking and reporting known data issues from an AML transaction monitoring system change-over. Facilitated enterprise wide communication to ensure compliance from the business line owners surrounding a federal consent order/matter requiring attention.

Promontory Financial Group, LLC
AML Team Lead (Investigations)
October 2014 - October 2015 (1 year 1 month)
Denver, Colorado

AML Investigations Team Lead for 39 financial crimes analysts; managed productivity, quality, and personnel issues. Performed an internal high level audit (risk) review of a high net worth division of a large international financial institution. Created and performed testing to pinpoint procedural issues in customer (KYC) information collection. Performed detailed AML and OFAC sanctions reviews for multiple national and international clients; included compliance assessments for BSA and Patriot Act.
Managed multiple look back reviews for large international banks which included money services business accounts, international wires, policy and procedure review, and traditional account reviews.
Performed suspicious activity reporting (SAR) and SAR advisement for multiple clients.

Lockheed Martin
Mission Advisor
May 2012 - March 2014 (1 year 11 months)

Intelligence Analysis and Production/Strategic Planning; Focused on Maritime Commercial Shipping with an emphasis on the Middle East. Areas of special focus include: OFAC sanctions, Illicit Financing, and Terrorist Financing. My team and I worked with Treasury to seize over 1.2 billion in illicit funds processing through the American financial system.

US Navy
Multi-disciplined Analyst
March 2003 - April 2012 (9 years 2 months)

Intelligence Analyst focused on cryptology while aboard the USS Kitty Hawk, home based in Yokosuka, Japan. Redirected my efforts into joint special operations environments, focusing on terrorist networks, terrorist financing, and international shipping. Held multiple leadership duties, that included managing over 20 people in a deployed intelligence mission.

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Education

Regis University
Master of Business Administration (M.B.A.), Accounting and Finance · (2014 - 2015)

Regis University
Bachelor's Degree, Business Management · (2013 - 2014)

Coastline Community College
AA, Computer Science · (2008 - 2010)